Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-184107 November 14, 2012

iShares Silver Trust (SLV): Performance—iShares

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SLV

Silver Trust

Inception date: 4/21/2006

The iShares Silver Trust is not a standard ETF. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the

Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

Download current prospectus

Please read the prospectus carefully before investing

Access periodic SEC reports

Fact Sheet Prospectus Data Update Schedule

Overview Performance Documents

Quarter-End Month-End as of Jun (Q2) 2012

Total Returns as of 6/30/2012

Total Returns (%) Market Price Returns (%)

SLV Benchmark * SLV

YTD -4.16 -3.90 -0.93

1 Month -3.67 -3.63 -1.08

3 Months -16.61 -16.50 -15.04

6 Months -4.16 -3.90 -0.93

1 Year -23.08 -22.67 -21.22

3 Years 24.16 24.78 25.80

5 Years 16.07 16.65 16.66

10 Years — 18.72 —

Since Inception 13.20 13.77 13.47

Returns are average annualized total returns, except those for periods of less than one year, which are cumulative.

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Quotes & Charts

Premium/Discount

Annual Returns

Total Returns (%) Market Price Returns (%)

SLV Benchmark * SLV

2011 -8.45 -8.00 -10.83

2010 79.44 80.28 82.58

2009 56.67 57.46 47.20

2008 -27.26 -26.90 —

2007 13.85 14.42 —

* Source: Bloomberg. The iShares Silver Trust’s silver and other assets are valued on the basis of each day’s announced London Silver Fix, the price for an ounce of silver set by three market making members of the London Bullion Market Association, minus all accrued fees, expenses and liabilities.

Fees & Expenses

Expense Type Amount

Sponsor’s Fee 0.50%

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when sold, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted.

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London Silver Fix Price returns are for illustrative purposes only and do not represent actual iShares Silver Trust performance. London Silver Fix Price returns do not reflect any fees, transaction costs or expenses. London Fix is the price per ounce of silver set by three market making members of the London Bullion Market Association at approximately 12:00 noon, London time, on each working day.

Market returns are based upon the midpoint of the bid/ask spread at 4:00 p.m. eastern time (when NAV is normally determined for most iShares products), and do not represent the returns you would receive if you traded shares at other times.

iShares Silver Trust (the “Silver Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest,

you should read the prospectus and other documents the Silver Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Silver Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

London Silver Fix Price returns are for illustrative purposes only and do not represent actual iShares Silver Trust performance. London Silver Fix Price returns do not reflect any fees, transaction costs or expenses. London Fix is the price per ounce of silver set by three market making members of the London Bullion Market Association at approximately 12:00 noon, London time, on each working day.

The sponsor of the trust is iShares Delaware Trust Sponsor LLC (the “Sponsor”). BlackRock Investments, LLC (“BRIL”), assists in the promotion of the Trust. The Sponsor and BRIL are affiliates of

BlackRock, Inc.

Investing involves risk, including possible loss of principal. Because shares of the Silver Trust are intended to reflect the price of the silver held by the Silver Trust, the market price of the shares is subject to fluctuations similar to those affecting silver prices. Additionally, shares of the Silver Trust are bought and sold at market price, not at net asset value (“NAV”).

Brokerage commissions will reduce returns.

Shares of the Silver Trust are intended to reflect, at any given time, the market price of silver owned by the Trust at that time less the Trust’s expenses and liabilities. The price received upon the sale of shares of the Silver Trust, which trade at market price, may be more or less than the value of the silver represented by such shares. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the Silver Trust,

carefully read the prospectus.

Following an investment in the iShares Silver Trust, several factors may have the effect of causing a decline in the prices of silver and a corresponding decline in the price of the shares. Among them: (i) A change in economic conditions, such as a recession, can adversely affect the price of silver. Silver is used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the shares. (ii) A significant change in the attitude of speculators and investors towards silver. Should the speculative community take a negative view towards silver, a decline in world silver prices could occur, negatively impacting the price of the shares. (iii) A significant increase in silver price hedging activity by silver producers. Traditionally, silver producers have not hedged to the same extent as other producers of precious metals (gold, for example) do. Should there be an increase in the level of hedge activity of silver producing companies, it could cause a decline in world silver prices, adversely affecting the price of the shares.

Silver Spot Prices provided by The Bullion Desk. No warranty is given for the accuracy of these prices and no liability is accepted for reliance thereon. Prices are provided on a reasonable efforts basis and delays may occur both because of the delay in third parties communicating the information to the site and because of delays inherent in posting information over the internet. Prices shown are indicative only and do not represent actionable quotations on prices of actual trades.

Although shares of the iShares Silver Trust may be bought or sold on the secondary market through any brokerage account, shares are not redeemable except in large aggregated units called

“Baskets”. Only registered broker-dealers that become authorized participants by entering into a contract with the sponsor and the trustee of the Trust may purchase or redeem Baskets.

The amount of silver represented by shares of the Silver Trust will decrease over the life of the Silver Trust due to sales of silver necessary to pay the sponsor’s fee and Silver Trust expenses.

Without increases in the price of silver sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment in the shares. The Silver

Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s silver will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Silver Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Silver Trust will be adversely affected if silver owned by the trust is lost or damaged in circumstances in which the Silver Trust is not in a position to recover the corresponding loss. The Silver

Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, might have been avoidable.

Shares of the iShares Silver Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance

Corporation or any other governmental agency.

When comparing commodities and the Silver Trust, it should be remembered that the sponsor’s fee associated with the Trust is not borne by investors in individual commodities. Buying and selling shares of the Silver Trust will result in brokerage commissions. Because the expenses involved in an investment in physical silver will be dispersed among all holders of shares of the Silver Trust,

an investment in the Silver Trust may represent a cost-efficient alternative to investments in silver for investors not otherwise able to participate directly in the market for physical silver.

Certain sectors and markets perform exceptionally well based on current market conditions and the iShares Silver Trust can benefit from that performance. Achieving such exceptional returns involves the risk of volatility and investors should not expect that such results will be repeated.

© 2000-2012 BlackRock. All rights reserved. iShares® and BlackRock® are registered trademarks of BlackRock. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

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